Learnie


WHY LEARNIE? WE ALREADY HAVE AN LMS?
WHAT VALUE DOES LEARNIE ADD TO EXISTING TOOLS?
HOW WOULD LEARNIE BENEFIT OUR LEGACY E-COURSES?
CAN LEARNIE HELP IMPROVE EXISTING TRAINING AND CERTIFICATION?

LEARNIE TRANSFORMS TYPICAL LEARNING ENVIRONMENTS INTO COMMUNITY LEARNING ENVIRONMENTS.


TYPICAL LEARNING ENVIRONMENT
MOOC
VIDEO
LMS
VENDORS
E-LEARNING AUTHORING TOOLS
EVENTS
CERTIFICATION & TRAINING
ONLINE COURSES
WORKSHOPS


IS LEARNIE EASY TO USE?

YES, IT'S JUST **3 SIMPLE SCREENS:**

1 HOME **2 LEARNIE BUILDER** **3 PROFILE**

CONTACT: BILL MASTIN, FOUNDER BILL@MYLEARNIE.COM 435.729.9612